Exhibit 99.1

ASM International N.V. announces amendment of the articles of association relating to the conversion of bearer shares into registered shares

ALMERE, The Netherlands – August 1, 2012 – ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) announces that today the deed of amendment of the articles of association has been executed as a result of the resolution adopted during its Annual General Meeting of Shareholders held on May 15, 2012 in Amsterdam, the Netherlands.

This amendment of the articles of association of ASM relates to the change of bearer shares into registered shares due to the amendments of the Dutch Securities Giro Transfer Act (Wet giraal effectenverkeer) (“SGTA”) on 1 January 2011. Pursuant to the SGTA as from 1 January 2013 securities may no longer be issued in the individualized physical bearer form.

The amendment of the articles of association shall have effect as of today August 1, 2012 and shall include, inter alia, the following:

•	The certificate scrip (recepis) for ordinary bearer shares shall be converted to registered shares; and

•	NECIGEF, the central institute pursuant to the SGTA shall be registered in the shareholders register of ASM.

Shareholders shall not be required to undertake any action in order to convert their ordinary bearer shares into registered shares.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the NYSE Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Ian Bickerton

+31 20 6855 955

+31 625 018 512